Protective Life Insurance Company
Post Office Box 2606
Birmingham, AL 35202
205-268-1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

October 28, 2011

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:	Protective Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File No. 001-31901

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Insurance Company (“Protective” or “the Company”) to the comments from the staff of the Securities and Exchange Commission (“the Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Annual Report”) contained in your letter dated September 20, 2011 addressed to Mr. Steven Walker.  For your convenience, we have included your comments in bold type along with our responses thereto.

Form 10-K for fiscal year ended December 31, 2010

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Guaranteed Minimum Withdrawal Benefits, page 119

Comment 1:

With respect to your variable annuity products, it appears based on your disclosure herein and in Note 20. Fair Value of Financial Instruments on page 165 that you are accounting for GMWB as bifurcated embedded derivatives recorded at fair value with changes in fair value each period recognized in earnings.  Please provide us a detailed description of these products which identifies what features within each led you to conclude that they were bifurcated embedded derivatives.  Cite the specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.

Response 1:

In response to your request, we have included below a summary of the Company’s variable annuity products to which an amendment providing Guaranteed Minimum Withdrawal Benefit (“GMWB”) options (termed “riders”) may be added, along with detailed analysis relative to our accounting treatment of these riders.

Summary of Variable Annuity Products with GMWB Payment Options:

The Company currently offers multiple variable annuity products, certain of which may be purchased with GMWB riders.  GMWB riders are purchased separately from the variable annuity contract (“host contract”), and are included as amendments to the host contract.  While the Company has sold various iterations of GMWB riders, substantially all rider products share certain features which are represented in our three primary GMWB riders, currently offered under the “SecurePay” brand:

1.               SecurePay

2.               SecurePay Advantage

3.               SecurePay R72

A detailed description of these products and the specific terms and conditions related to each are included in Appendix A to this response letter.  Our variable annuity contracts and the riders which may be attached have certain standard characteristics which we have outlined below:

•                  General: Products provide a guaranteed payment stream for the life of up to two covered persons.  No payment is required for the rider at the time the policy is issued, and the policyholder is charged a monthly fee for the rider at an annual rate of 50-105 bps.  The fee is calculated as a function of the Benefit Base (defined below) and deducted from the account value.

•                  Account Value Adjustments: The Account Value is decreased by withdrawals that the policyholder elects to make (“GMWB payments”) under the rider.

•                  Benefit Base: All GMWB riders provide for a Benefit Base, which is contractually defined as outlined below, and is calculated on each contract anniversary.  The Benefit Base represents a notional value used to calculate GMWB payments. The Benefit Base amount cannot be annuitized nor withdrawn as a lump-sum.

•                  Withdrawals Prior to GMWB Election: The policyholder may make withdrawals prior to GMWB election.  These withdrawals reduce the Benefit Base in the same proportion (i.e. by the same percentage) that they reduce the Account Value.

•                  Election of GMWB Payments: The policyholder is required to make a written election to begin receiving payments under the GMWB rider.

•                  Payments under GMWB Rider: GMWB payments (termed “Annual Withdrawal Amounts”) are contractually defined based on 1) age at time of election, 2) number of covered persons (1 or 2), 3) Benefit Base.  GMWB payments are life-contingent, and contract terminates on the death of covered person(s).

•                  Withdrawal Option: The policyholder may withdraw, annuitize or surrender the Account Value at any time prior to the election of GMWB payments.  Subsequent to the commencement of GMWB payments, the policyholder may elect certain options, including:

•                  Discontinue GMWB payments

•                  Make withdrawals in excess of the GMWB payments resulting in a reduction of both the Benefit Base and Account Value.

•                  Surrender the policy and receive the Surrender Value.

Consideration of Applicable Guidance

In addition to a detailed description of our GMWB rider products, the Staff requested that we cite specific authoritative literature used to support our conclusion that our products should be classified as embedded derivatives in the accumulation phase.  We have provided detailed analysis below, which includes reference to those sections of the Accounting Standards Codification which were specifically requested by the Staff.

Classification as Embedded Derivative

We view our GMWB rider contracts as having two distinct phases for accounting purposes: the accumulation phase and the payout phase.  We consider the accumulation phase as having ended and the payout phase begun when a) GMWB rider payments have been elected and b) the contract value is reduced to zero.  As of June 30, 2011, no GMWB contracts have reached the payout phase, as defined above.

In our assessment of the classification of the GMWB options outlined above, we considered the guidance in FASB ASC 815-15-25-1, which states:

An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a.         The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract. (emphasis added)

b.        The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur. (emphasis added)

c.         A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) (emphasis added)

The Company’s GMWB options meet the criteria for an embedded derivative as follows:

a.               Not clearly and closely related — We applied the guidance in ASC 944-815-25-5 to determine that our GMWB rider is not clearly and closely related to the host variable annuity contract.  See item a) in the Consideration of Certain Scope Exceptions section below for a summary of our analysis.

b.              Hybrid instrument not remeasured at fair value under GAAP: The host variable annuity contract with which our GMWB rider may be purchased is measured pursuant to the requirements of ASC 944-20, Insurance Activities, and not at fair value.

c.               A separate instrument with the same terms would be considered a derivative: We considered ASC 815-10-15-83, which outlines three overall characteristics of a derivative instrument:

1)              One or more underlyings and notional amount or payment provision.

2)              Minimal or no initial net investment

3)              Provision for net settlement, contractual or otherwise.

The Company’s GMWB riders meet the derivative criteria outlined in item c. above as follows:

1)              The Benefit Base, as defined above, represents the notional amount, on which the payment provisions are based.  The policyholder has the option, within the contract terms, to elect commencement of GMWB payments. The underlying relates to the guaranteed value associated with the GMWB rider.

2)              As noted above, no initial net investment is required under the rider terms (the monthly fee is less than a comparative premium amount would be for a similar benefit, and is in some respects analogous to an option).

3)              Net settlement: The rider achieves net settlement by providing a stream of payments for life (as elected) that approximates the fair value of the GMWB derivative as of that date.  As noted in ASC 815-15-55-59, if a policyholder is able to withdraw all or a portion of the guaranteed amount then the net settlement criteria is determined to be met and the amount associated with the GMWB rider is classified as an embedded derivative in the accumulation phase.

Consideration of Certain Scope Exceptions

In accordance with the Staff’s request, we outline below our consideration of the guidance provided in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in our determination of the appropriate accounting treatment of our GMWB riders.

Consideration of Insurance Contracts Scope Exception (ASC 815-10-15)

We first considered the scope exception outlined in ASC 815-10-15 paragraphs 52 and 53.  This guidance provides that certain insurance contracts are not bifurcated or treated as embedded derivatives.  Accordingly, this scope exception requires an assessment as to whether non-traditional components of variable annuity products, such as our GMWB rider, represent insurance contracts.  We considered the following in making this determination:

ASC 944-20-15-16 states that “morbidity risk is present if…the entity is required to make payments or forego required premiums contingent on the…continued survival of a specific individual or group of individuals.”  Under this definition, the host contract (i.e. variable annuity product) is classified as an insurance contract, and would qualify for the scope exception in paragraphs 52-53 of ASC 815-10-15.  However, as further outlined below, we believe that applicable and acceptable guidance exists for life-contingent GMWB riders which more appropriately supports the consideration of the riders as embedded derivatives (not subject to the scope exception in paragraphs 52 and 53 of ASC 815-10-15) in the accumulation phase; based on the principles, interpretations and consideration of the nature of these riders outside the host annuity contract.

We believe that ASC 944-815-25, Financial Services — Insurance: Derivatives and Hedging provides more specific and relevant guidance with regard to our GMWB rider products.  We applied this guidance in our determination that the GMWB riders should be classified as embedded derivatives not subject to the scope exception during the accumulation phase:

In referencing our determination that acceptable interpretations and guidance exist that support our determination and treatment of the GMWB riders at fair value, we considered the following:

a)              ASC 944-815-25, Financial Services — Insurance: Derivatives and Hedging:  Paragraph 5 of this section states:

The host contract in a nontraditional variable annuity contract would be considered the traditional variable annuity that, as described in paragraph 944-815-25-1, does not contain an embedded derivative that warrants separate accounting. Nontraditional features, such as a guaranteed investment return through a minimum accumulation benefit or a guaranteed account value floor, would be considered embedded derivatives subject to the requirements of Subtopic 815-15. The economic characteristics and risks of the investment guarantee and those of the traditional variable annuity contract typically would not be considered to be clearly and closely related.

As outlined in the above product summary section, our GMWB product provides for a guaranteed Benefit Base on which GMWB payments are based.  The structure of the GMWB rider creates scenario similar to that outlined in paragraph 5 above, in which the economic characteristics and risks of the guaranteed notional value are not clearly and closely related to the host contract.  This scenario is further evidenced by the hedging programs with which the Company manages its risk related to GMWB rider liability.  Although the hedging of risk does not always correlate with the accounting for such risks, we believe that it may be appropriately used as a consideration for the relevant accounting when multiple scenarios or options may be found in the technical guidance.  In this case the consideration of a hedged asset and a liability that does not recognize the fair value of the GMWB rider creates such an economic disparity, and we believe the accounting treatment which we have applied is most appropriate.  As such, we believe our GWMB products would fall under the guidance in this paragraph; and would be considered embedded derivatives not under the scope exception in paragraphs 52 and 53 of ASC 815-10-15. Additionally, the guidance in ASC 944-815-25-5 categorizes the benefits of non-traditional features within a variable annuity contract as embedded derivatives, with the guarantees under such features settled at a future date.  We believe the determination that the holder must live to the date of settlement in order to receive the benefit, while not specifically outlined in this guidance, was inherent in the factual circumstances which existed for these products at the time that the guidance was issued.

Additionally, paragraphs 24 and 25 of ASC 944-20-5 (formerly DIG Issue B8) developed the fundamental principle that a guarantee in a variable annuity product is not clearly and closely related to its host contract (i.e. the base variable annuity contract), thus outlining a presumption that such guarantees should be bifurcated and accounted for at fair value.  This guidance is commonly applied to a typical guaranteed minimum accumulation benefit (“GMAB”).  A GMAB provides a guaranteed return that may be settled by the contract holder at a stated future date (e.g. two times premium deposits after 20 years).  The policyholder must live until the future date arrives in order to receive the guaranteed amount, and receives only their account value upon contract termination (i.e. death, surrender, etc.).  As these benefits are commonly classified as embedded derivatives through the application of the noted paragraphs within ASC 944-20-5, we believe that one could conclude the inherent longevity risk embedded within the benefit during the accumulation phase does not meet the insurance scope exception outlined in paragraphs 52-53 of ASC 815-10-15.

Furthermore, paragraph 23 of ASC 944-20-55 (formerly SOP 03-1 paragraph D11) specifies that a guaranteed minimum income benefit (“GMIB”) does not meet the definition of an embedded derivative if it cannot be net settled.  If the GMIB can be net settled, the guarantee is an embedded derivative in the accumulation period and should be accounted for under ASC 815.  A GMIB provides the right to annuitize the contract into a payout program with a specified minimum periodic income, regardless of investment performance.  The contract holder must live until the annuitization date arrives in order to receive the settlement, or guarantee, and is returned only their account value upon contract termination within the accumulation period (i.e. death, surrender, etc.).  As the guidance within ASC 944-20-55-23 implies that net settlement is the trigger of whether the contract is accounted for as a derivative, one could conclude the inherent longevity risk embedded within the accumulation phase does not meet the insurance scope exception outlined in paragraphs 52-53 of ASC 815-10-15.  The guidance within the insurance scope exception states that a contract is not a derivative if it “entitles the holder to be compensated only if, as a result of an identifiable insurable event, the holder incurs a liability or there is an adverse change in the value of a specific asset or liability for which the holder is at risk.”  Most non-traditional variable products, including our GMWB riders, contain some form of death benefit in the accumulation phase, either provided in the base contract or explicitly within the rider (e.g. a return of premium payments).  Also, as previously discussed, these products contain benefit cash flows in the payout phase.  As these benefits are present in the same product, it would seem to be inappropriate to define the “insurable event” as both death and survival, such that one might conclude the insurable event is defined as death within the accumulation phase and defined as survival within the payout phase.  Accordingly, we believe it appropriate to conclude that the survival benefit does not meet the scope exception and is most appropriately classified as an embedded derivative in the accumulation phase.

While the insurance scope exception is applied by generally all market participants to traditional insurance contracts, we do not believe it is clear whether it applies to all contracts with any element of mortality risk.  As a result, for less traditional contracts sold by insurers, several additional scope clarifications evolved; including ASC 815-15-55 (formerly DIG B25).  In particular, the guidance provided in ASC 815-15-55-61 describes a very specific payout annuity contract which is in many ways not representative of our GMWB rider.  This and other examples differ from our contracts in that the contract guarantees in each example have distinctive lines between the “accumulation” and “payout” phases in which the policyholder must make a definitive decision as to whether and when to annuitize (within a permitted period of several years, as provided by the contract).  This determination or specific election to annuitize is an important fact in all of the examples because that feature, in each example, is critical to the assertion that the type of guarantee cannot be obtained by the contract holder without an irrevocable investment of the account balance.  This election to annuitize feature is not present in our GMWB riders.  From a functional standpoint, our guarantees are paid at the time the account value becomes zero.  Prior to the account value becoming zero, policyholders are withdrawing their account value and continue to participate in potential upside to the rider guarantee.

b)             Alternatives to Embedded Derivative Treatment: Were our GMWB rider products to qualify for the scope exception in paragraphs 52 and 53, they would be subject to the requirements of ASC 944-20, Insurance Activities.  Pursuant to the guidance in ASC 944-20, the GMWB rider component would be considered part of the overall variable annuity contract, and factored into the related insurance reserves.  In nearly all cases, the impact of the GMWB rider on the variable annuity reserves accounted for under ASC 944-20 (i.e. the increase in insurance reserves due to the inclusion of the rider) would be significantly less than the fair value of the liability established through treatment of the rider as an embedded derivative in the current economic environment.  Additionally, as a result of the discounting method used in fair value accounting, the liability established under ASC 944-20 would be less responsive to changes in the underlying net amount at risk throughout the accumulation phase.  As such, when considering the economic impact of such treatment, we believe that the fair value accounting treatment which we have applied under ASC 815 better reflects the movements in the underlying net amount at risk related to our GMWB riders and more appropriately matches offsetting hedging programs which we maintain related to the movements and variations in the underlying GMWB liabilities.  Fair value accounting also reflects our determination that the mortality risk in the accumulation phase is insignificant, as it is our expectation (assessed by comparing stochastic scenarios of the projected payment amount to the policyholder to the amount of the Benefit Base or underlying notional guarantee) that the majority of annuitants will live through the point at which their account value is reduced to zero and the annuity payment stream (based on the guarantees within the separate rider) begins.

We believe that the economics of the GMWB rider, and the applied accounting to the economics and risks of such products, are more appropriately reflected by application of the fair value treatment which we have followed.

In summary, we chose an approach that we believe complies with appropriate interpretations of relevant guidance in ASC 944, with the assumption that this direct guidance takes precedent over the scope exception in ASC 815-10-15 paragraph 52, which is comparatively less specific.  We believe that this assumption is reasonable, as these two sections are inconsistent if concurrently applied to our product during the accumulation phase.  Accordingly, we selected an approach that 1) we believe best reflects the economics of our GMWB rider contract, and 2) which represents the most conservative application of generally accepted accounting principles under the circumstances.

In the accumulation phase, we believe that a derivative exists based on the considerations outlined above; in the payout phase, we believe that, in substance, the GMWB rider is equivalent to a life-contingent payout annuity, and would be accounted for as an insurance contract under the scope exception in ASC 815-10-15 paragraphs 52-53.

Consideration of Variable Annuity Payment Provision Scope Exceptions (ASC 815-15-55)

Finally, we considered guidance provided in ASC 815-15-55, specifically paragraphs 57-61.  These paragraphs outline four scenarios, three of which address the application of net settlement criteria to annuity payment alternatives for VA contracts. The fourth scenario relates to the contractual provisions for payment of a variable annuity.  We will discuss this paragraph separately.

Application of Net Settlement Criteria to VA Payout — Paragraphs 58-60

Paragraphs 58-60 address standard annuitization features present in variable annuity contracts, as outlined below:

•                  Paragraph 58: This paragraph excludes deferred annuity contracts which guarantee a minimum interest rate to be used in computing periodic annuity payments if and when the policyholder elects to annuitize; these contracts are excluded as they do not meet the net settlement criteria in ASC 815.

•                  Paragraph 59: This paragraph excludes contracts with provisions that guarantee a minimum account value, as these contracts cannot be net settled during the accumulation phase.

•                  Paragraph 60: This paragraph excludes contracts containing provisions that guarantee a minimum level of periodic payments, also because the contracts do not meet the net settlement criteria.

We believe the exceptions outlined above are not applicable to our GMWB riders, which we are accounting for as embedded derivatives.  GMWB payments, as outlined above, are fundamentally distinct from the annuity payout features referenced above, because a net settlement option exists throughout the contract term.  Election of GMWB payments does not equate to annuitization, as policyholders who elect GMWB retain ownership of account assets, and may subsequently revert to standard withdrawals, or terminate the rider contract and annuitize or settle the host contract at its current account balance.  As such, we believe that the GMWB election option constitutes an embedded derivative under ASC 815, and is excluded from the scope exceptions outlined above.

Exclusion of Life-Contingent Annuity Provisions — Paragraph 61

This paragraph is not applicable to our GMWB rider, as a withdrawal feature is included in our product.  While GMWB payments are life-contingent, the policyholder may withdraw all or part of the account balance at any time subsequent to GMWB election.

In summary, as it relates to our GMWB rider products, we believe that current guidance, as outlined in ASC 815 and 944, requires embedded derivative treatment and application of fair value in accounting for the nature, risks and obligations associated with the GMWB riders in the accumulation phase.  We also believe, given the structure of the products and based on a reasonable and conservative application of relevant guidance, our approach best reflects the economics of the GMWB rider contracts.

10. Mortgage Loans, page 141

Comment 2:

You do not appear to have disclosed all your accounting policies for mortgage loans either herein nor in Note 2, Summary of Significant Accounting Policies. Please provide us proposed to disclosure to be included in future periodic filings describing your accounting policies for initially and subsequently measuring mortgage loans including those which you allow a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. Refer to ASC 310-10-35-22 and 36.

Response 2:

This comment is identical to a comment received by our parent, Protective Life Corporation on July 25, 2011. Our response to that letter, submitted on August 5, 2011, is applicable to the Staff’s current inquiry:

The Company will modify the Mortgage Loans note in future filings to include the italicized language below, and will also include a reference to this disclosure in the Summary of Significant Accounting Policies note.

The Company’s commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan’s contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income.

Many of the mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to exercise the call options or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $238.8 million would become due in 2011, $991.1 million in 2012 through 2016, $744.1 million in 2017 through 2021, and $273.5 million thereafter.

The Company offers a type of commercial mortgage loan under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2010 and 2009, approximately $884.7 million and $808.6 million, respectively, of the Company’s mortgage loans have this participation feature.  Cash flows received as a result of this participation feature are recorded as interest income.

Comment 3:

Tell us how your policy of establishing an allowance for a borrower based on an “expected loss calculation” complies with ASC 310-10-35-22.

Response 3:

This comment is identical to a comment received by our parent, Protective Life Corporation on July 25, 2011. Our response to that letter, submitted on August 5, 2011, is applicable to the Staff’s current inquiry:

As required by ASC 310-10-35-22 the Company establishes its allowance for mortgage loan credit losses “based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except that as a practical expedient, a creditor may measure impairment based on…the fair value of the collateral if the loan is a collateral-dependent loan.”  To clarify our policy of establishing an allowance for mortgage loan credit losses, the Company will modify the Mortgage Loans note in future filings to include the following italicized language:

As of December 31, 2010 and 2009, the Company had an allowance for mortgage loan credit losses of $11.7 million and $1.7 million, respectively. Over the past ten years, the Company’s commercial mortgage loan portfolio has experienced an average credit loss factor of approximately 0.2%. Due to such low historical losses, the Company believes that a collectively evaluated allowance would be inappropriate. The Company believes an allowance calculated through an analysis of specific loans that are believed to have a higher risk of credit impairment provides a more accurate presentation of expected losses in the portfolio and is consistent with the applicable guidance for loan impairments in ASC 310. Since the Company uses the specific identification method for calculating reserves, it is necessary to review the economic situation of each borrower to determine those that have higher risk of credit impairment. The Company has a team of professionals that monitor borrower conditions such as payment practices, borrower credit, operating performance, property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. When issues are identified, the severity of the issues are assessed and reviewed for possible credit impairment. If a loss is probable, an expected loss calculation is performed and an allowance is established for that loan based on the expected loss. The expected loss is calculated as the excess carrying value of a loan over either the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the current estimated fair value of the loan’s underlying collateral. A loan may be subsequently charged off at such point that the Company no longer expects to receive cash payments, the present value of future expected payments of the renegotiated loan is less than the current principal balance, or at such time that the Company is party to foreclosure or bankruptcy proceedings associated with the borrower and does not expect to recover the principal balance of the loan. A charge off is recorded by eliminating the allowance against the mortgage loan and recording the renegotiated loan or the collateral property related to the loan as investment real estate on the balance sheet, which is carried at the lower of the appraised fair value of the property or the unpaid principal balance of the loan, less estimated selling costs associated with the property.

*              *              *              *              *

In connection with our response, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter responds adequately to your request.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President of Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker

Steven G. Walker
Senior Vice President, Controller
and Chief Accounting Officer

Appendix A

Characteristics Common to All Company Variable Annuity Contracts:

Our variable annuity contracts, while offered in various forms, share the following defined terms and key characteristics:

•                  Maximum Issue Date: Certain age requirements apply, and are specified in each individual contract (i.e. variable annuity contracts not available to individuals above a certain age).

•                  Account Value: The Account Value is equal to:

1.               Purchase payments allocated to the account; plus

2.               other amounts applied to the account; plus or minus

3.               investment performance; minus

4.               amounts deducted from the account to satisfy any withdrawal (or surrender) requests; minus

5.               other charges, fees and premium tax, if any, deducted from the account.

•                  Purchase Payments: Purchase Payment limits are defined in the host contract.  These minimum/maximum limits apply to both individual and aggregate purchase payments, as well as the time frame in which they are accepted.  For example: a contract may stipulate that individual purchase payments must be greater than $500, but that aggregate purchase payments may not exceed $1 million.  Additionally, the contract may prohibit additional purchase payments after the policyholder’s 85th birthday, or within 3 years of the Annuity Date (defined below).

•                  Annuity Date: The date on which the contract may annuitize is selected by the policyholder, within certain parameters.  Note that this annuitization is distinct from the GMWB rider payment options, which are outlined in the GMWB section below.

•                  The selected annuity date must be 3 years after last Purchase Payment.

•                  The selected annuity date must not be later than the Maximum Annuity Date (defined below)

•                  Maximum Annuity Date: The maximum annuity date is contractually defined, generally based on owner/annuitant age (e.g. 95 years).  If this date is reached and no other elections have been made, the account balance will be converted to a payout annuity.

•                  Surrender Value: The Surrender Value is equal to the account value, less applicable charges, fees and premium tax.

•                  Surrender/Annuitization

•                  The policyholder may surrender the contract at any time and receive the Surrender Value.

•                  Alternatively, the holder may annuitize the Account Value by electing an Annuity Date of his/her choosing.  Subsequent to annuitization, the policy holder may take payment of the Account Value, less certain fees, in a lump sum.

•                  Annuity payments may be 1) period-certain or 2) life income with or without a certain period, at the policyholder’s discretion.

i.              The period elected by the policyholder must be no less than 10 years

ii.           If no period-certain option is selected; payments terminate on death of annuitant.

Characteristics Common to All Company GMWB Riders

•                  General: Products provide a guaranteed payment stream for the life of up to two covered persons.  No payment is required for the rider at the time the policy is issued, and the policyholder is charged a monthly fee for the rider an annual rate of 50-105 bps.  The fee is calculated as a function of the Benefit Base (defined below) and deducted from the account value.

•                  Account Value Adjustments: The Account Value is decreased by withdrawals that the policyholder elects to make (“GMWB payments”) under the rider.

•                  Benefit Base: All GMWB riders provide for a Benefit Base, which is contractually defined as outlined below, and is calculated on each contract anniversary.  The Benefit Base represents a notional value used to calculate GMWB payments. The Benefit Base amount cannot be annuitized nor withdrawn as a lump-sum.

•                  Withdrawals Prior to GMWB Election: The policyholder may make withdrawals prior to GMWB election.  These withdrawals reduce the Benefit Base in the same proportion (i.e. by the same percentage) that they reduce the Account Value.

•                  Election of GMWB Payments: The policyholder is required to make a written election to begin receiving payments under the GMWB rider.

•                  Payments under GMWB Rider: GMWB payments (termed “Annual Withdrawal Amounts”) are contractually defined based on 1) age at time of election, 2) number of covered persons (1 or 2), 3) Benefit Base.  GMWB payments are life-contingent, and contract terminates on the death of covered person(s).

•                  Withdrawal Option: The policyholder may withdraw, annuitize or surrender the Account Value at any time prior to the election of GMWB payments.  Subsequent to the commencement of GMWB payments, the policyholder may elect certain options, including:

•                  Discontinue GMWB payments

•                  Make withdrawals in excess of the GMWB payments resulting in a reduction of both the Benefit Base and Account Value.

•                  Surrender the policy and receive the Surrender Value.

Characteristics of Individual GMWB Riders

•                  SecurePay

•                 Minimum Age — 55 or 60 years at date of issue (minimum age varies by broker)

•                 Benefit Base

•              Increased by Purchase Payments in first 2 years.

•              Reduced by withdrawals (prior to GMWB election) and excess withdrawals (subsequent to GMWB election).

•              Always equal to the greater of 1) current Benefit Base or 2) Account Value less Purchase Payments made on or after 2nd contract anniversary.

•                  SecurePay Advantage

•                 Minimum Age — 60 years at date of issue

•                 Benefit Base

•              Increased by Purchase Payments in first 2 years.

•              Reduced by withdrawals (prior to GMWB election) and excess withdrawals (subsequent to GMWB election).

•              SecurePay Advantage Roll-Up Amount: Guaranteed 6% annual “Roll-up” percentage over the first 10 years after the rider effective date.

•              Always equal to the greater of 1) current Benefit Base, 2) Account Value less Purchase Payments made on or after 2nd contract anniversary, OR 3) Advantage Roll-Up Amount.

•                  SecurePay R72

•                 Minimum Age — 55 years at date of issue

•                 Benefit Base

•              Increased by Purchase Payments in first 2 years.

•              Reduced by withdrawals (prior to GMWB election) and excess withdrawals (subsequent to GMWB election).

•              SecurePay R72 Roll-Up Amount: Guaranteed 7.2% annual “Roll-up” percentage over the first 10 years after the rider effective date.

•              Always equal to the greater of 1) current Benefit Base, 2) Account Value less Purchase Payments made on or after 2nd contract anniversary, OR 3) R72 Roll-Up Amount.